UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Majesco

(Name of Issuer)

Common Stock, par value $0.002 per share

(Title of Class of Securities)

56068V 102

(CUSIP Number)

Farid Kazani

Managing Director

Majesco Limited

NMDC, MBP-P-136, 136A

Mahape, Navi Mumbai 400 710

India

Telephone: +91-22-6791-4545

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

 Copy to:

Valérie Demont, Esq.

Pepper Hamilton LLP

620 Eighth Avenue

New York, NY 10018

(212) 808-2745

June 22, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.
Majesco Limited

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☑

3. SEC Use Only
4. Source of Funds
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
India

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
25,530,125

8. Shared Voting Power
0

9. Sole Dispositive Power
25,530,125

10. Shared Dispositive Power
0

11. Aggregate Amount Beneficially Owned by Each Reporting Person
25,530,125
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
83.5%
14. Type of Reporting Person
CO, HC

1. Names of Reporting Persons.
Mastek (UK) Ltd.

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☑

3. SEC Use Only
4. Source of Funds
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0

8. Shared Voting Power
5,044,875

9. Sole Dispositive Power
0

10. Shared Dispositive Power
5,044,875

11. Aggregate Amount Beneficially Owned by Each Reporting Person
5,044,875
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
16.5%
14. Type of Reporting Person
CO

1. Names of Reporting Persons.
Mastek Limited

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☑

3. SEC Use Only
4. Source of Funds
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
India

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0

8. Shared Voting Power
5,044,875

9. Sole Dispositive Power
0

10. Shared Dispositive Power
5,044,875

11. Aggregate Amount Beneficially Owned by Each Reporting Person
5,044,875
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
16.5%
14. Type of Reporting Person
CO

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock, par value $0.002 per share (the “Issuer Common Stock ”), of Majesco, a California corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 5 Penn Plaza, 14th Floor, New York, NY 10001.

ITEM 2. IDENTITY AND BACKGROUND

(a) The name of the persons filing this statement are Mastek (UK) Ltd., a private limited company organized under the laws of the United Kingdom (“Mastek UK”), Majesco Limited, a private limited company domiciled in, and organized under the laws of, India (“Majesco Limited”), and Mastek Limited, a public limited company domiciled in, and organized under the laws of, India (“Mastek” and together with Mastek UK and Majesco Limited, the “Reporting Persons”, and each a “Reporting Person”). 83.5% and 16.5% of the equity interests of Majesco are directly owned by Majesco Limited and Mastek UK, respectively. Mastek UK is a wholly-owned subsidiary of Mastek.

(b) The address of the principal executive offices and the telephone number of record for (i) Mastek UK and each person listed in Section 1 of Schedule A is Pennant House, 2 Napier Court, Napier Road, Reading RG1 8BW, United Kingdom; +44(0)118 903 5700, (ii) Mastek and each person listed in Section 2 of Schedule A is Unit 106, SDF 4, Seepz, Andheri (East), Mumbai 400 096, India; +91 22 6695 2222 and (iii) Majesco Limited and each person listed in Section 3 of Schedule A is NMDC, MBP-P-136, 136A, Mahape, Navi Mumbai 400 710, India; +91 22 6791 4545.

(c) Majesco Limited is a global technology solutions provider focusing on meeting customer needs through the strategic application of tailored business solutions and IT services. Majesco Limited delivers solutions and IT services in core insurance areas including policy administration, product modelling, new business processing, billing, claims and producer lifecycle management and distribution. Majesco Limited offers an integrated portfolio of IT products and services, comprised of proprietary software solutions, IT consulting, application development, systems integration, application management outsourcing, testing, data warehousing and business intelligence, CRM services and legacy modernization.

Mastek and its wholly owned subsidiary Mastek UK deliver business value and enhance the business capabilities at their respective clients through a combination of enterprise grade IP products, implementation services and specialized IT services.

(d) During the last five years, no Reporting Person nor, to any Reporting Person’s knowledge, any person named in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, no Reporting Person nor, to any Reporting Person’s knowledge, any person named in Schedule A hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mastek UK is a private limited company organized under the laws of the United Kingdom. Mastek is a public limited company domiciled in, and organized under the laws of, India. Majesco Limited is a private limited company domiciled in, and organized under the laws of, India. Schedule A hereto, which is incorporated herein by reference, sets forth the citizenship of each Reporting Person’s directors and executive officers.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Mastek previously owned 100% of Majesco (83.5% directly and 16.5% indirectly through its wholly owned subsidiary Mastek UK). Mastek underwent a de-merger pursuant to which its insurance-related business was separated from Mastek’s non-insurance related businesses and all insurance-related operations of Mastek that were not directly owned by Majesco were contributed to Majesco.  In connection with the de-merger, all of Mastek’s direct equity ownership interest in Majesco (except for the equity stake indirectly held by Mastek through its wholly-owned subsidiary, Mastek UK, transferred to a newly-formed company in India, Majesco Limited, which was spun-off from Mastek.  Mastek continues to own a 16.5% indirect minority interest in Majesco through Mastek UK.  The transactions described above are referred to in this Schedule 13D as the “Majesco Reorganization”.

In connection with the Majesco Reorganization, Majesco and its subsidiaries have made or will make the following payments to Mastek:

•	$724,666 for the purchase of Majesco Canada in September 2014;

•	$3,476,701 for the purchase of Majesco Malaysia and its 100% owned subsidiary, Majesco Thailand, in December 2014;

•	$1,871,366 for the purchase of Mastek’s UK insurance software-related business in January 2015; and

•	$3,671,868 for the purchase of India-based offshore insurance software-related business by MSS India, following receipt of court approvals in India.

No consideration was otherwise paid by Majesco Limited for the transfer to it of the shares of Majesco previously owned by Mastek.  Majesco currently is a privately held company owned 83.5% by Majesco Limited and 16.5% indirectly by Mastek.

In connection with the Merger described under Item 4 below, Majesco is registering its shares of common stock under the Securities Exchange Act of 1934 resulting in the Reporting Persons filing this Schedule 13D without any additional purchase of stock.

ITEM 4. PURPOSE OF TRANSACTION

On June 22, 2015, Majesco filed a registration statement on Form 8-A for the registration of its shares of common stock under the Securities Exchange Act of 1934 in connection with its pending merger with Cover-All Technologies Inc., a Delaware corporation (“Cover-All”) publicly traded on the NYSE MKT, contemplated by that certain Agreement and Plan of Merger entered into on December 14, 2014 and amended on February 18, 2015 (the “Merger Agreement”) pursuant to which Cover-All is expected to merge with and into Majesco, with Majesco surviving the merger (the “Merger”).  The Merger is expected to be consummated on June 26, 2015.

Pursuant to the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of common stock of Cover-All, par value $0.01 per share (“Cover-All common stock”), issued and outstanding immediately prior to the Effective Time (other than treasury shares) will be automatically cancelled and extinguished and converted into the right to receive the number of shares Issuer Common Stock, multiplied by the Exchange Ratio. The “Exchange Ratio” will be 0.21641, which is the exchange ratio that is expected to result in a number of shares of Majesco common stock such that, at the Effective Time, holders of the issued and outstanding Cover-All common stock and outstanding options and restricted stock units and other equity awards of Cover-All in the aggregate will hold approximately 16.5% of the total capitalization of Majesco.  The issuance of Majesco common stock in connection with the Merger, as described above, was registered under the Securities Act of 1933, as amended, pursuant to the joint proxy statement/prospectus on Form S-4 (File No. 333-202180) (the “Joint Proxy Statement/Prospectus”), filed with the Securities and Exchange Commission and declared effective on May 13, 2015.

At the Effective Time, any issued and outstanding warrants to purchase Cover-All common stock that were not exercised or cancelled prior to the Effective Time will be assumed by Majesco in accordance with their terms on the same terms and conditions as were applicable to such warrants immediately prior to the Effective Time, with the number of shares subject to, and the exercise price applicable to, such warrants being appropriately adjusted based on the Exchange Ratio.

At the Effective Time, all outstanding and unexercised options to purchase Cover-All common stock, whether or not exercisable or vested, will be replaced and substituted for by options to purchase common stock of Majesco on the same terms and conditions as were applicable to such options immediately prior to the Effective Time, with the number of shares subject to, and the exercise price applicable to, such options being appropriately adjusted based on the Exchange Ratio.  At the Effective Time, the terms of each restricted stock unit (“RSU”) that was settleable in shares of Cover-All common stock that were outstanding and unvested prior to the Effective Time and did not fully vest by its terms as of the Effective Time will be adjusted as necessary and replaced and substituted for by a RSU to acquire common stock of Majesco on the same terms and conditions as were applicable to such RSU immediately prior to the Effective Time, as adjusted based on the Exchange Ratio.

In connection with the Merger, the shares of Issuer Common Stock were admitted for listing on the NYSE MKT under the symbol “MJCO”, subject to official notice of issuance.

The Merger Agreement and Amendment to the Merger Agreement are included as exhibits 2.1 and 2.2, respectively, to Majesco’s Annual Report on Form 10-K filed on June 19, 2015 and incorporated herein by reference.

In accordance with the Merger Agreement, (i) the articles of incorporation of Majesco will be amended and restated to be in the form attached as Exhibit C to the Merger Agreement (the “Amended and Restated Articles of Incorporation”) and (ii) the bylaws of Majesco will be amended and restated to be in the form attached as Exhibit D to the Merger Agreement (the “Amended and Restated Bylaws”).

Upon completion of the Merger, Majesco is expected to have an initial six-member board of directors, which will be comprised of  (i) Arun K. Maheshwari (Chairman), (ii) Earl Gallegos (Vice Chairman), (iii) Ketan Mehta, (iv) Sudhakar Ram, (v) Atul Kanagat and (vi) Steven R. Isaac.

Upon completion of the Merger, the executive management team of Majesco is expected to be composed of the following individuals:

Name	Position with the Combined Company
Ketan Mehta	President and Chief Executive Officer
Farid Kazani	Chief Financial Officer and Treasurer
Edward Ossie	Chief Operating Officer
Manish D. Shah	Executive Vice President
Chad Hersh	Executive Vice President
William Freitag	Executive Vice President
Prateek Kumar	Executive Vice President
Lori Stanley	General Counsel and Corporate Secretary
Ann F. Massey	Senior Vice President of Finance

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) The Reporting Persons collectively own all of the shares of Issuer Common Stock issued and outstanding on June 22, 2015.

(b) The Reporting Persons have the power to vote or direct the vote of all of the shares of Issuer Common Stock, and the Reporting Persons have the power to dispose of or direct the disposition of all of the shares of Issuer Common Stock.

(c) Other than the Majesco Reorganization, the Merger Agreement and the transactions contemplated thereby, no Reporting Person nor, to any Reporting Person’s knowledge, any person named in Schedule A, has effected any transaction in the Issuer Common Stock during the past 60 days.

(d) To any Reporting Person’s knowledge, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein..

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described in Items 3, 4 and 5, which descriptions are incorporated herein by reference in answer to this Item 6, and the agreements incorporated therein by reference and set forth as exhibits hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons, or to any Reporting Person’s knowledge, the other persons named in Item 2 or between the Reporting Persons, or to any Reporting Persons’ knowledge, the other persons named in Item 2 and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit Number	Exhibit Name
1	Agreement and Plan of Merger, dated as of December 14, 2014, by and between Majesco and Cover-All (1) (incorporated by reference to Exhibits 2.1 and 2.2 to the Issuer’s Annual Report on Form 10-K filed on June 19, 2015)
2	Amendment No. 1 to Agreement and Plan of Merger dated as of February 18, 2015, by and among Majesco, Cover-All and RENN Universal Growth Investment Trust PLC (1) (incorporated by reference to Exhibits 2.1 and 2.2 to the Issuer’s Annual Report on Form 10-K filed on June 19, 2015)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 22, 2015	Mastek Limited

	By:	/s/ Sudhakar Ram
Name: Sudhakar Ram
Title: Managing Director and Group CEO

Mastek (UK) Ltd.

By:	/s/ Joe Venkataraman
Name: Joe Venkataraman
Title: Chairman

Majesco Limited

By:	/s/ Farid Kazani
Name: Farid Kazani
Title: Managing Director

EXHIBIT INDEX

Exhibit Number	Exhibit Name
1	Agreement and Plan of Merger, dated as of December 14, 2014, by and between Majesco and Cover-All (1) (incorporated by reference to Exhibits 2.1 and 2.2 to the Issuer’s Annual Report on Form 10-K filed on June 19, 2015)
2	Amendment No. 1 to Agreement and Plan of Merger dated as of February 18, 2015, by and among Majesco, Cover-All and RENN Universal Growth Investment Trust PLC (1) (incorporated by reference to Exhibits 2.1 and 2.2 to the Issuer’s Annual Report on Form 10-K filed on June 19, 2015)

SCHEDULE A

Schedule A is hereby amended in its entirety as follow:

The following table sets forth the name and present principal occupation or employment of each director and executive officer of the Reporting Person.  The present principal employer for each director and executive officer is the applicable Reporting Person with the address set forth in Item 2 above.

Section 1

Board of Directors of Mastek (UK) Ltd.

Name	Present Principal Occupation or Employment	Citizenship
R. Venkataraman	Chairman of the Board of Directors	United Kingdom
Srinivasan Sandilya	Director	India
Ashank Desai	Director	India
Prahlad Koti	Director	United Kingdom
Benjamin Davison	Director	United Kingdom

Executive Officers of Mastek (UK) Ltd.

Name	Present Principal Occupation or Employment	Citizenship
R. Venkataraman	Chairman	United Kingdom
Prahlad Koti	Joint Managing Director	United Kingdom
Benjamin Davison	Joint Managing Director	United Kingdom
Anant Thakrar	Sr. Vice-President, Finance	United Kingdom

Section 2

Board of Directors of Mastek

Name	Present Principal Occupation or Employment	Citizenship
Srinivasan Sandilya	Chairman of the Board of Directors	India
Sudhakar Ram	Director	India
Ashank Desai	Director	India
Ms. Priti Rao	Director	India
Atul Kanagat	Director	United States

Executive Officers of Mastek

Name	Present Principal Occupation or Employment	Citizenship
Sudhakar Ram	Managing Director & Group CEO	India
Jamshed Jussawalla	Chief Financial Officer	India
Bhagwant Bhargawe	Company Secretary	India

Section 3

Board of Directors of Majesco Limited

Name	Present Principal Occupation or Employment	Citizenship
Venkatesh Chakravarty	Chairman of the Board of Directors	India
Farid Kazani	Director	India
Radhakrishnan Sundar	Director	India
Madhu Dubhashi	Director	India
Dr. Arun Maheshwari	Director	India
Ketan Mehta	Director	United States

Executive Officers of Majesco Limited

Name	Present Principal Occupation or Employment	Citizenship
Farid Kazani	Managing Director	India
Radhakrishnan Sundar	Executive Director	India
Kunal Karan	Chief Financial Officer	India
Nishan Shirke	Company Secretary	India